

07005267

) STATES
:HANGE COMMISSION
1, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

3/30/07

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45588

RECD S.E.C.
MAR 3 0 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Farrell — 203-861-2236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I William L. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



DAVID P. FIGUEROA
Notary Public State of Connecticut
My Commission Expires 01/31/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL MARSH & CO.
41 WEST PUTNAM AVENUE
GREENWICH, CT 06830

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

1. Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis.

2. Summary of Significant Accounting Policies

Property and Equipment
Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Notes Receivable
Notes receivable arise from placement fees for capital that the Company raises on behalf of its' clients. The terms of the fees are dictated by placement agreements between the Company and its' clients. The notes receivable are generally due and payable over a period longer than one year.

Income Taxes
The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal and state income tax. The stockholders are required to report separately their distributive shares of the Company's income or loss to federal and state tax authorities.

Cash and Cash Equivalents
The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.

3. Concentration of Credit Risk

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2006, the accounts exceeded the insured limits by approximately $277,000.

The Company also has credit risk relating to its revenue being derived from the fees collected from a small number of customers. The Company derived over 70% of its earnings for the year ended December 31, 2006 from one customer. The clients, for whom the Company raises capital, have some degree of risk of being unable to pay the contracted fee earned to the Company at the preset payment date.

4. Net Capital Requirement

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of the aggregate indebtedness.

At December 31, 2006, the Company had net capital, as defined, of $120,785, which exceeded the required minimum net capital of $15,763 by $105,022. Aggregate indebtedness at December 31, 2006 totaled $236,439. The ratio of aggregate indebtedness to net capital was 1.96 to 1.

5. Commitments and Contingencies

The Company leases commercial space under two long-term noncancelable operating leases. A letter of intent to renew the lease which was to expire in 2007 has been submitted to management to extend the lease terms through February 1, 2010. The other lease expires in 2009.

Future annual minimum rental lease payments are as follows:

Year Ending December 31,	Amount
2007	$ 116,477
2008	118,308
2009	107,218
2010	3,627
	$ 345,630

The Company leases a vehicle through 2009 for the use of its officer. Future minimum annual vehicle lease payments are as follows:

Year Ending December 31,	Amount
2007	$ 8,671
2008	8,671
2009	8,671
	$ 26,013

6. 401(k) and Profit Sharing Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute the lesser of 15% or $15,000 ($20,000 for employees age 50 or older) of their eligible compensation. The Company matches employee contributions at 50% of the first 6% of employee contributions. For the year ended December 31, 2006, the Company's matching contributions aggregated $12,225. The Company also established a profit sharing plan which covers all employees. Currently, the Company contributes a minimum 5.00% of employee compensation to the Plan. The employee vesting for the Company matching and profit sharing contributions are 20% after 2 years of service with 100% vesting upon 6 years of completed service.

7. Prior Period Adjustment

The Company did not record notes receivable, related interest income, and revenue earned on private placement security transactions. Accounting principles generally accepted in the United States of America require that assets should be recorded when a probable future benefit is determinable and revenue and interest income should be recorded when earned. The impact on the financial statements was a increase in notes receivable of $139,466, and an increase in retained earnings of $139,466.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditor's Report

To the Members
Farrell Marsh & Co.

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 7 to the financial statement, certain errors resulting in an understatement of notes receivable as of December 31, 2005 were discovered during the current year. Accordingly, the 2006 financial statement has been restated and an adjustment has been made to notes receivable and retained earnings as of January 1, 2006 to correct the error.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
March 26, 2007

Farrell Marsh & Co.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 357,224
Notes receivable	8,712,852
Property and equipment, net of accumulated depreciation of $340,005	34,850
Prepaid expenses	14,282
Other assets	43,425
Security deposits	20,338
Total assets	**$ 9,182,971**
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses	140,447
Profit sharing plan payable	95,992
Total liabilities	236,439
Commitments	
Stockholders' equity	
Common stock, $0.10 par value; 1,000 shares authorized; 200 shares issued and outstanding	20
Additional paid-in capital	805,246
Retained earnings	8,141,266
Total stockholders' equity	8,946,532
Total liabilities and stockholders' equity	**$ 9,182,971**

END

The accompanying notes are an integral part of these financial statements.